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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52878

FEB 28 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

William J. Mayer Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Soundview Drive
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Marron 914-632-8400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name — *if individual, state last, first, middle name*)

30 Two Bridges Road, Suite 240 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KH

SEC 1410 (3-91)

AFFIRMATION

I, James Kenney, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the year ended December 31, 2001 and supplemental schedules pertaining to William J. Mayer Securities, LLC. as of December 31, 2001 are true and correct. I further affirm that neither the partnership nor any partner has any proprietary interest in any account classified solely as that of a customer.

2/12/02

Signature Date

PRESIDENT

Title

Subscribed and Sworn to before me

on this 12 day of February, 2002.

Notary Public

JULIA M. KOSTOPOULOS
NOTARY PUBLIC
My Commission Expires November 30, 2003

WILLIAM J. MAYER SECURITIES, LLC

(S.E.C. NO. 8-52878)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

AND

INDEPENDENT AUDITOR'S REPORT

AND

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

******


FEB 2 8 2002

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

WILLIAM J. MAYER SECURITIES, LLC

TABLE OF CONTENTS


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Member of
William J. Mayer Securities, LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of William J. Mayer Securities, LLC as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of William J. Mayer Securities, LLC at December 31, 2001 in conformity with generally accepted accounting principles of the United States of America.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 20, 2002

WILLIAM J. MAYER SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Assets:		
Cash and cash equivalents	$	8,305
Receivable from clearing broker		20,018
Due from related party		9,007
Other current assets		103
Total Assets	$	37,433

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	8,000
Total liabilities		8,000
Commitments and Contingencies		
Member's Equity		-
Total Liabilities and Member's Equity	$	8,000

See independent auditor's report and the accompanying notes to the statement of financial condition.

WILLIAM J. MAYER SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Note A – Organization and Significant Accounting Policies

William J. Mayer Securities, LLC (the "Company"), was formed on January 6, 2000. The Company is an affiliate of W.J. Mayer & Co., a Delaware corporation.

The Company is a registered broker-dealer and became a member of the National Association of Securities Dealers, Inc ("NASD") on May 10, 2001. The Company is engaged primarily in the business of public and private placements of asset-backed and mortgage-backed securities and public and private secondary market transactions involving asset-backed and mortgage-backed securities. The Company has been authorized by the NASD to act as sole underwriter on a best efforts basis in distributions of asset-backed and mortgage-backed securities and as a non-managing underwriter or selling group participant in best efforts, asset-backed and mortgage-backed issues.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingencies in the financial statements. Actual results could differ from the estimates included in the financial statements.

The Company is not recognized as an entity separate from its owner for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

Note B – Clearing Broker and Off Balance Sheet Risk

The Company uses Investec Ernst & Company to clear its securities transactions and to provide custodial and other services for which it pays a fee on a per transaction basis and interest on amounts borrowed. In connection with its clearing agreement, the Company must maintain a minimum deposit with Investec Ernst & Company of $100,000.

Pursuant further to its clearing agreement, customers' money balances and security positions are carried on Investec Ernst & Company books. Under certain conditions, the Company has agreed to indemnify Investec Ernst & Company for any related losses, if any, that Investec Ernst & Company may sustain. Both the Company and Investec Ernst & Company monitor collateral on securities transactions to minimize exposure to loss.

Note C – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $20,323, which was $15,323 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.39 to 1.

WILLIAM J. MAYER SECURITIES, LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

Note D – Fair Value of Financial Instruments

Financial Accounting Standards Board Statement No. 107. Disclosures About Fair Value of Financial Instruments requires that all entities disclose the fair value of financial instruments, as defined, for both assets and liabilities recognized and not recognized in the statement of financial condition. The Company's financial instruments, as defined, are carried at, or approximate fair value.

Note E – Commitments and Contingent Liabilities

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company does not anticipate nonperformance by customers or counterparts. The Company has a policy of reviewing, as considered necessary, the credit standing of customers and counter parties with which it conducts business.

Note F – Due to Related Party

The Company entered into an agreement with W.J. Mayer & Co. ("WJM") where WJM reimburses or pays all administrative expenses of the Company including, but not limited to, payroll and occupancy costs.


ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

30 Two Bridges Road
Suite 240
Fairfield, NJ 07004
973/808-8801
Fax 973/808-9897

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

To the Member of
William J. Mayer Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of William J. Mayer Securities, LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because if changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following condition involving the accounting system and internal control structure:

> *The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.*

The foregoing condition was considered in determining the nature, timing, and extent of audit procedures to be performed in our audit of the financial statements for the year ending December 31, 2001, and this report does not affect our report thereon dated February 20, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effect, if any, of the condition indicated in the preceding paragraph, the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which may rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Alperin, Nebbia & Associates, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 20, 2002